09055649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 PRESTON ROAD, SUITE 405
(No. and Street)

DALLAS	TX	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DENIO (214) 443-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & CO., L.L.P.
(Name – *if individual, state last, first, middle name*)

14175 PROTON ROAD	DALLAS	TX	75244-3604
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL DENIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSCEND CAPITAL, LP, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CARYL EBERHARDT
Notary Public, State of Texas
My Commission Expires
June 23, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSCEND CAPITAL, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

TRANSCEND CAPITAL, LP

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Transcend Capital, LP
Dallas, Texas

We have audited the accompanying statement of financial condition of Transcend Capital, LP as of December 31, 2008, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Capital, LP as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

TRANSCEND CAPITAL, LP
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	64,437
Deposit account at clearing company		101,463
Other receivable from clearing company		500
Commission receivable		193,813
Prepaid expenses		15,422
Property & equipment - less accumulated depreciation of $69		1,307
Total Assets	$	376,942

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	102,779
State income tax payable		5,961
		108,740
Partners' capital		268,202
Total Liabilities and Partners' Capital	$	376,942

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP

Statement of Income

For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 2,049,839
Interest and dividend income	5,768
Other income	81,853
	2,137,460
Expenses:	
Commission and clearance paid other brokers	600,650
Communications	3,000
Occupancy and equipment costs	19,920
Promotional costs	5,215
Interest expense	62
Regulatory fees and expenses	28,824
Other expense	1,332,124
	1,989,795
Income before income taxes	147,665
Provision for state income taxes	2,407
Net income	$ 145,258

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2008

	General Partner	Limited Partner	Total
Partners' capital at December 31, 2007	$ 2,459	$ 120,485	$ 122,944
Net income	2,905	142,353	145,258
Partners' capital at December 31, 2008	$ 5,364	$ 262,838	$ 268,202

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2008

Balance at December 31, 2007	$	-
Increases		-
Decreases		-
Balance at December 31, 2008	$	-

The accompanying notes are an integral part of these financial statements.

TRANSCEND CAPITAL, LP
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities		
Net income	$	145,258
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		69
Changes in assets and liabilities:		
Increase in deposit account at clearing company		(2,056)
Increase in commission receivable		(141,665)
Increase in prepaid expenses and other assets		(4,205)
Increase in accounts payable and accrued expenses		63,564
Increase in state income tax payable		2,407
Net cash provided (used) by operating activities		63,372
Cash flows from investing activities		
Property & equipment purchases		(1,376)
Net cash provided (used) by investing activities		(1,376)
Cash flows from financing activities		
Net cash provided (used) by financing activities		-
Net increase (decrease) in cash		61,996
Cash at beginning of year		2,441
Cash at end of year	$	64,437
Supplemental Disclosures		
Noncash investing and financing activities		
Cash paid during the year for:	$	62
Interest		
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Transcend Capital, LP. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Partnership is a limited partnership organized under the laws of the State of Delaware on March 28, 2000.

Federal Income Tax

The Partnership is a non-taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Partners are taxed individually on their shares of the Partnership's earnings. The Partnership's net income or loss is allocated among the partners in accordance with the partnership agreement.

Basis of Presentation

The Partnership is a broker-dealer that specializes in advanced options and derivative strategies for trading professionals. The Partnership offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Futures

However, the Partnership also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

Note 1 - Summary of Significant Accounting Policies, continued

Securities Transactions and Commissions

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For cash equivalents, accounts receivable and accounts payable, the carrying amount approximates the fair value because of the short-term nature of these instruments.

Advertising

The Partnership expenses advertising as incurred. Advertising and direct marketing costs totaled $375 at December 31, 2008.

Concentrations

Approximately 34% of commissions revenue was from one source during the year ended 2008.

Recent Pronouncements

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for*

Note 1 - Summary of Significant Accounting Policies, continued

Uncertainty in Income Taxes" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Partnership had a net capital of approximately $249,444 and a net capital requirement of $50,000. The ratio of aggregated indebtedness to net capital was .44 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Cash Segregated Under Federal Regulations

In accordance with SEC Rule 15c3-3, the Partnership maintains a deposit account with Pension Financial Services, Inc. as part of the Partnership's contract for services. Penson Financial Services, Inc. requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2008, cash of $101,463 has been segregated into this account.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Related Party Transactions

An agreement between the Partnership and Transcend Capital Management (the "General Partner") was entered into in which the General Partner agreed to pay any expenses reasonably necessary to allow the Partnership to carry on its business, including the provision of facilities and performance of certain services provided. Total fees paid were $12,000 for the year ended December 31, 2008.

The Partnership leases office space from an entity owned by a limited partner. For the year ended December 31, 2008, the Partnership made payments of $19,920 to this partner under the agreement. The lease is renewable as of July 1 of each year.

The Partnership agreed to pay the limited partners and other related parties consulting and professional services fees for services provided. Total fees under these agreements were $1,010,332 for the year ended December 31, 2008.

Note 6 - Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to the risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counter party.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2008

Schedule I

TRANSCEND CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 268,202
Add:	
Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	268,202
Deductions and/or charges	
Non-allowable assets:	
Other assets	(16,729)
Net capital before haircuts on securities positions	251,473
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	(2,029)
Net capital	$ 249,444

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and other accrued liabilities	$ 102,779
State income tax payable	5,961
Total aggregate indebtedness	$ 108,740

Schedule I (continued)

TRANSCEND CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 7,250
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 199,444
Excess net capital at 1000%	$ 238,570
Ratio: Aggregate indebtedness to net capital	.44 to 1

RECONCILIATION WITH PARTNERSHIP'S

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation:

Net capital per Partnership's (unaudited) FOCUS Part IIA	$ 267,938
Adjustments:	
State income tax payable	(5,961)
Unrecorded liabilties	(12,535)
Rounding	2
Net capital per audited report	$ 249,444

Schedule II

TRANSCEND CAPITAL, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Partnership's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

as of

December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Transcend Capital, LP

In planning and performing our audit of the financial statements and supplemental information of Transcend Capital, LP (the "Partnership"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2009